GulfMark Offshore Announces
New Vessel Acquisition

     November 30, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced a contract to add a further newbuild vessel to the Company's worldwide fleet.

     This vessel, which is currently being built by Jaya Shipbuilding and Engineering PTE LTD at their Batam, Indonesia yard near Singapore, is a 70 meter (230 ft) 5,500 BHP, approximately 70 ton bollard pull, Dynamic Positioning 2 (DP-2) Anchor Handling Towing Supply vessel. The purchase price for this vessel is approximately $14.5 million, with delivery currently expected during the fourth quarter of 2006. GulfMark exercised its rights under the first right of refusal granted under the previous purchase contract and will be granted a first right of refusal on a further vessel.

     Bruce Streeter, President and Chief Operating Officer of the Company, commented: "Recently we announced a six vessel construction program targeted to meet a wide range of developing demand and customer requirements. This vessel compliments and is an integral part of this building program. The acquisition provides a highly flexible vessel with a lengthened deck and DP- 2 class, which delivers ahead of the six larger vessels, but provides continuity in market availability and is the appropriate fit between our recently acquired smaller China newbuilds and the larger vessels coming from Singapore. The expected delivery of this vessel also fits in well with our newbuild delivery schedule as the second of the China newbuilds is expected to deliver near the middle of 2006 and the first of the Singapore newbuilds in the third quarter of 2007. With the addition of this vessel, we will continue to improve the age profile and the range of capabilities within our fleet."

     Including this vessel, the Company currently has nine owned vessels under construction bringing the fleet of owned vessels to 57 in 2008 when the last vessel is delivered. Without additional changes, at the conclusion of this expansion the fleet would be comprised of 57 owned and 10 managed vessels.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-eight (58) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, Executive Vice President - Finance & CFO
                        (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.